[redacted]

13013389

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

*AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bonds.com Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 31st Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ryan — 646-564-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/11/13

OATH OR AFFIRMATION

I, Thomas Thees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonds.com Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONDS.COM, INC.

(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

BONDS.COM, INC.
(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Executive Management
Bonds.com, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Bonds.com, Inc. as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Eisner Amper LLP
New York, New York
February 28, 2013

BONDS.COM, INC.
(a wholly-owned subsidiary of Bonds.com Holdings, Inc.)

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 9,318
Receivable from clearing broker	5,269,165
Prepaid expenses and other assets	122,053
Property and equipment, net	386,477
Intangible assets	818,599
Other assets	88,615
Total assets	$ 6,694,227
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 435,993
Due to Parent	263,455
Deferred rent	53,164
Total liabilities	752,612
Commitments and contingencies (Note O)	
Stockholders' equity:	
Common stock $0.01 par value; 1,000 authorized, issued and outstanding shares	10
Additional paid-in capital	22,127,800
Accumulated deficit	(16,186,195)
Total stockholders' equity	5,941,615
Total liabilities and stockholders' equity	$ 6,694,227

NOTE A - DESCRIPTION OF BUSINESS

Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Bonds.com Holdings, Inc. Bonds.com Holdings, Inc. is 100% owned by Bonds.com Group, Inc. Bonds.com Holdings, Inc. and Bonds.com Group, Inc. are collectively known as the Parent.

The Company offers corporate bonds through its proprietary trading platform via its www.bondspro.com website and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less at acquisition, to be cash equivalents.

[3] Revenue:

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Such revenue and expenses are reflected within accumulated deficit, in the statement of financial condition. Interest income is recorded on the accrual basis.

[4] Income taxes:

The Company is included in the federal and state income tax returns filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are recognized for the tax consequences of net operating losses ("NOLs") carried forward and temporary differences based on the difference between the financial statement and tax basis of existing assets and liabilities using the tax rates expected in the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Income taxes: (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of December 31, 2012, the Company did not have a liability for any uncertain tax positions.

The Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2009.

[5] Share-based compensation:

The Parent accounts for its share-based awards associated with share-based compensation arrangements with employees and directors at fair value. Share-based awards granted by the Parent are recorded as compensation. These share-based awards are measured based on the fair value of the equity instrument at the date of grants and are expensed over the vesting period using the Black-Scholes option-pricing model.

[6] Software development costs:

Costs for software developed for internal use are accounted for through the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. Capitalized costs for internal-use software are included in intangible assets in the statement of financial condition. Capitalized software development costs are amortized over three years.

Costs incurred during the preliminary project along with post-implementation stages of internal use computer software development and costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility and estimated economic life. At December 31, 2012, the Company had $788,125 in capitalized software development costs of which the entire balance was fully capitalized during 2012. Software development capitalized in 2012 will be placed in service in stages beginning in 2013/2014 and the Company will begin amortizing over the software's estimated economic life.

[7] Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets per the following table. Leasehold improvements are amortized over the shorter of the estimated useful lives or related lease terms. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Property and equipment: (continued)

Category	Lives
Leased property under capital leases	3 years
Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	Length of lease

[8] Intangible assets

Intangible assets are initially recorded at cost, or fair value, if acquired in a business combination. Amortization is provided for on a straight-line basis for definite-lived intangible assets over the estimated useful lives of the assets. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. When events or circumstances indicate impairment may exist, the Company assesses the recoverability of its definite lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life though undiscounted forecasted cash flows.

Category	Lives
Software	3 years
Capitalized software development costs	3 years
Capitalized website development costs	3 years

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

	Gross	Accumulated Depreciation	Net
Computer equipment	$ 284,272	$ (62,155)	$ 222,117
Furniture and fixtures	16,250	(3,450)	12,800
Office equipment	2,106	(261)	1,845
Leasehold improvements	204,212	(54,497)	149,715
Property and equipment, net	$ 506,840	$ (120,363)	$ 386,477

NOTE D - INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2012:

	Gross	Accumulated Amortization	Net
Capitalized software development costs	$ 788,125		$ 788,125
Software	29,580	$ 661	28,919
Capitalized website development costs	4,718	3,163	1,555
Intangible assets, net	$ 822,423	$ 3,824	$ 818,599

NOTE E - CLEARING BROKER

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits, and credit balances, net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited.

NOTE F - INCOME TAXES

At December 31, 2012, the Company had net federal operating loss carryforwards for income tax purposes of approximately $11,995,100 which will expire from 2027 through 2032 and are available to offset future federal, state and local taxable income. At December 31, 2012, the Company had a deferred tax asset of approximately $7,308,000 which principally comprises net operating loss carryforwards and also includes severance and share-based compensation expense. The Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. During 2012, there was an increase in the deferred tax asset and the valuation allowance of approximately $2,200,000.

Section 382 of the Internal Revenue Code ("Section 382") imposes a limitation on a corporation's ability to utilize NOLs if it experiences an "ownership change". In general, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event that an ownership change occurred, utilization of the Company's NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt interest rate. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. The Company's net operating loss may be subject to limitation under Section 382 due to various issuances of shares by Bonds.com Group, Inc.

NOTE G - RELATED PARTY TRANSACTIONS

The Company operates under an expense-sharing agreement (the "ESA") with its Parent. The ESA requires the Parent to make its personnel available to the Company to the extent necessary for the Company to provide its broker-dealer services (see Note M). The Company shares office facilities, staff and office equipment with its Parent for which the Parent is allocated charges.

During the year, the Parent allocated property and equipment and intangible assets attributable to the Company totaling $421,560 and $382,746, respectively.

At December 31, 2012, the Company owed $263,455 to the Parent.

NOTE H - STOCKHOLDERS' EQUITY

The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock of $0.01 par value.

NOTE I - SHARE-BASED COMPENSATION

The Parent has two equity-based compensation plans which have not been approved by stockholders, the 2006 Equity Plan (the "2006 Plan") and 2011 Equity Plan (the "2011 Equity Plan"), which are effective for 10 years. In May 2012, the Board of the Parent adopted a measure to increase the number of shares in the 2011 Equity Plan by 127,150,000 to a total of 200,000,000 shares. The 2006 Plan and 2011 Plan provide for a total of 13,133,825 and 200,000,000 shares, respectively, to be allocated and reserved for the purposes of offering non-statutory stock options to employees and consultants and incentive stock options to employees. If any option expires, terminates or is terminated or canceled for any reason prior to exercise in full, the shares subject to the unexercised portion shall be available for future options granted under the Plan. Options become exercisable over various vesting periods depending on the nature of the grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined by the plans). Collectively, the 2006 Plan and the 2011 Plan are referred to as the "Plans".

The exercise price of both incentive and non-statutory options may not be less than 100% of the fair market value of the common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% shareholder shall not be less than 110% of the fair market value of the Company's common stock. As of December 31, 2012, the Parent had 33,750,158 options available to grant under the 2011 Plan and 2,245,287 options available to grant under the 2006 Plan.

Stock option activity related to options granted to employees under the Plans and related information for the year ended December 31, 2012 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	57,523,378	$ 0.12		
Granted during 2012	120,650,002	0.08		
Forfeited or expired during 2012	(1,035,000)	0.07		
Outstanding at December 31, 2012	177,138,380	$ 0.10	6.01	
Vested or expected to vest	177,138,380	$ 0.10	6.01	
Options exercisable, December 31, 2012	95,379,389	$ 0.11	6.06	

NOTE I - SHARE-BASED COMPENSATION (CONTINUED)

Stock option activity related to options granted outside the Plans to both employees and non-employees and related information for the year ended December 31, 2012 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	58,965,534	$ 0.13	6.40	
Granted during 2012				
Forfeited or expired during 2012				
Exercised during 2012				
Outstanding at December 31, 2012	58,965,534	$ 0.13	5.39	
Vested or expected to vest	58,965,534	$ 0.13	5.39	
Options exercisable, December 31, 2012	52,773,867	$ 0.13	5.43	

The Parent granted an aggregate of 58,965,534 options outside the Plans of which 9,500,000 was granted to non-employees.

The weighted-average grant date fair value of options granted during the year ended December 31, 2012 was $0.03 per share. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2012
Dividend yield	
Expected volatility	195.59% - 219.57%
Risk-free interest rate	0.27% - 0.79%
Expected life (in years)	2 - 5

The weighted-average expected life for the options granted in 2012 reflects the alternative simplified method permitted by authoritative guidance, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility for the 2012 option grants is based on an average of the Parent's volatility plus comparable companies over the same number of years as the expected life.

As of December 31, 2012, there was approximately $2,182,365 of unrecognized compensation cost related to options issued, of which approximately $1,797,066 shall be allocated to the Company. This amount is expected to be recognized over the remaining estimated life of the options, which on a weighted-average basis is approximately 2.40 years.

There were no options exercised during 2012. Tax benefits related to option exercises were not deemed to be realized as net operating loss carryforwards are available to offset taxable income computed without giving effect to the deductions related to option exercises.

NOTE I - SHARE-BASED COMPENSATION (CONTINUED)

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option-pricing model, amortizing the value calculated over the vesting period and applying a zero forfeiture percentage as estimated by the Parent's management, using historical information. The Parent recognizes compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award which is anywhere between 0-4 years.

NOTE J - SEVERANCE

For the year ended December 31, 2012, the Parent recorded severance for certain employees representing the net present value of the amounts due to these employees based on the terms of their severance agreements.. The liability for severance expenses on the Company's books at December 31, 2012, including balances from prior years, was $485,037.

NOTE K - CREDIT RISK

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

NOTE L - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2012, the Company had net capital of $4,498,393 which was $4,398,393 in excess of its required net capital of $100,000.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE M - CO-EMPLOYMENT AGREEMENT

The Parent has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Parent's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Parent's employees. In exchange, the Co-employer receives an administrative fee. Payroll and related benefits are then allocated or charged to the Company as described in Note G.

NOTE N - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

In 2007, the Parent adopted the ADP TotalSource Retirement Savings Plan covering voluntary contribution by employees of the Parent into its 401(k) plan and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees who have been with the Parent for more than three months.

NOTE N - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

The Parent is obligated under Sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Parent's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Parent.

NOTE O - COMMITMENTS AND CONTINGENCIES

[1] Regulatory compliance:

The Company was examined by FINRA for the period September 2008 through June 2010. In June 2011, FINRA issued its Examination Report that identified some exceptions. Two of these exceptions were referred to FINRA Enforcement for further review. They are: i) violations emanating from the expense-sharing agreement that the Parent had with the Company at that time, and related net capital issues; and, ii) objections to a revenue-sharing agreement with another broker-dealer that raises mark-up issues. As of the date of this report, the Company is continuing to respond to requests from FINRA Enforcement. The outcome of these matters is currently unknown and, therefore, there has been no accrual for any related liability pertaining to this matter as of December 31, 2012.

The Company was examined by FINRA for the period from July 23, 2011 to January 22, 2012. In December 2012, FINRA issued its Examination Report that identified some exceptions. Three of the exceptions were referred to FINRA Enforcement for further review. They are: i) violations emanating from the expense-sharing agreement that the Parent has with the Company, ii) net capital issues and, iii) non-compliance with transaction agreements between member and non-member organizations. As of the date of this report, the Company is continuing to respond to requests from FINRA Enforcement. The outcome of these matters is currently unknown and, therefore, there has been no accrual for any related liability pertaining to these matters as of December 31, 2012.

[2] Operating leases:

The Company leases office facilities, equipment and obtains data feeds under long-term operating lease agreements with various expiration dates and renewal options. These data feeds and associated equipment provide information from financial markets that are essential to the Company's business operations. The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2012:

Year Ending December 31,	
2013	$ 872,763
2014	310,837
2015	21,676
Thereafter	
Total minimum payments required	$ 1,205,276

[3] Customer complaints and arbitration:

From time to time the Company may be a defendant or co-defendant in arbitration matters incidental to its retail and institutional brokerage business. The Company may contest the allegations in the complaints in these cases and the Company carries errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incidence. The Company is not currently subject to any customer complaints or arbitration claims and therefore has not accrued any liability with regards to these matters.